UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37773

Merus N.V.

(Exact Name of Registrant as Specified in Its Charter)

Yalelaan 62

3584 CM Utrecht, The Netherlands

+31 30 253 8800

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 10, 2018, Merus N.V. (the “Company”) issued a press release (the “Press Release”) announcing the Company’s financial results for the three- and six-month periods ended June 30, 2018.

On May 1, 2018, the Company entered into a lease (the “Lease”) with Stichting Incubator Utrecht to lease an additional 1,195 square meters to expand its corporate headquarters in Utrecht, the Netherlands. The term of the Lease began on May 1, 2018 and expires on October 31, 2021. The agreed upon rental price is €0.5 million per year. The rental price increases annually on July 1st of the respective year based on the consumer price index beginning in 2019.

The unaudited financial statements of the Company for the three- and six-month periods ended June 30, 2018, are furnished herewith as Exhibit 1 to this Report on Form 6-K, the Press Release is furnished herewith as Exhibit 2 to this Report on Form 6-K, and the Lease is furnished herewith as Exhibit 3 to this Report on Form 6-K.

The second paragraph under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K and Exhibit 1 and Exhibit 3 to this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-218432).

EXHIBIT INDEX

Exhibit No.	Description

1	Unaudited financial statements for Merus N.V. for the three- and six-month periods ended June 30, 2018.

2	Press Release of Merus N.V., announcing the Company’s unaudited consolidated financial results for the three- and six-month periods ended June 30, 2018, dated August 10, 2018.

3	English language translation of the Lease, dated May 1, 2018, by and between Merus N.V. and Stichting Incubator Utrecht.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: August 10, 2018	By:	/s/ Ton Logtenberg
Name: Ton Logtenberg
Title: Chief Executive Officer

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